SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: December 5, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Update

Oakville, Ontario, December 5, 2003 – Bennett Environmental Inc. is a North American leader in the high temperature treatment of contaminated soils. As we approach the end of the year, this update is being released in order to inform shareholders of recent progress made by Bennett on several fronts. This includes the launching of new remediation services including new contracts, new acquisitions and the status of construction at our new facility in Belledune, New Brunswick.

Sales

In most cases, contaminated sites across North America contain varying amounts of contaminated soil and construction debris requiring offsite removal and treatment prior to recycling or end-disposal. Bennett operates treatment facilities and offers these services today. In addition, these sites often contain large amounts of lightly contaminated soil that can be safely and legally disposed of in specially engineered secure landfills. Bennett has recently concluded brokering arrangements with several firms throughout North America who operate these secure landfills. We can and now offer our customers a competitive “one stop shop” package for transportation and disposal services for all their contaminated soil and construction debris waste streams. This week, Bennett has received its first contract worth $12M US for the transportation and disposal of lightly contaminated soil destined to a secure landfill. This new service is now an on-going part of our full line of service offerings, and Bennett expects this to be a significant new portion of revenues going forward.

Acquisition of ELI Ecologic International Inc.

In its continuous search for alternative treatment technologies, this week has been very eventful for Bennett. On December 1st, Bennett closed on its acquisition of ELI Ecologic International Inc., a subsidiary of ELI Ecologic Inc. The purchase includes a pilot test facility, operating permits in Ontario, and the right to use and licence the technology world wide except for Japan. Bennett intends to improve and carry on all aspects of this business, which is complementary to Bennett’s thermal treatment services. Bennett now has the ability to offer a complete range of turnkey environmentally safe remediation services.

Belledune New Brunswick Construction Update

As of this week, we have now completed all the weather sensitive work on our new facility in New Brunswick. By the end of this month the structural work on the buildings will be substantially completed. To date the project is one-third complete. This includes construction of the building, and the manufacture and any retrofit of the thermal equipment. The project is on schedule with the commissioning stage anticipated to begin in May and full operation in July 2004.

The community and surrounding region have been very supportive of the project. All levels of government remain solidly behind the proposal and have never wavered in their backing, despite strong attempts by certain special interest groups to misrepresent the long-term environmental

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For Immediate Release

effects of the plant. We would like to thank everyone involved in the project for their co-operation and the high level of encouragement we have received.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at (604) 681-8828 or Rick Stern in Oakville at (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of various factors, many of which are beyond the company’s control. Discussions of the various factors that may affect future results are contained in the company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 2 of 2 PR 129 – 2003 12 05

For Immediate Release

Bennett Environmental Included in S&P/TSX Index

Oakville, Ontario, December 10, 2003 – Standard & Poor’s Canadian Index Operations announced today that Bennett Environmental will be added to the S&P/TSX Composite Index as the close of trading on December 19, 2003. Bennett Environmental will also be added to S&P/TSX Small Cap and S&P/TSX Industrial Indexes.

Benefits of inclusion are increased market demand for the Company’s stock from purchases from Index and some mutual and pension funds as well as increased attention and greater visibility the Company’s stock.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at (604) 681-8828 or Rick Stern in Oakville at (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 130 – 2003 12 10